UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2017
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and twelve months ended December 31, 2016. On February 14, 2017, Credit Suisse Group AG (Group) announced its results for such three and twelve month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	4Q16	4Q15	% change	2016	2015	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	3,700	4,408	(16)	16,925	18,857	(10)
Interest expense	(2,170)	(2,310)	(6)	(9,737)	(9,990)	(3)
Net interest income	1,530	2,098	(27)	7,188	8,867	(19)
Commissions and fees	2,881	2,875	0	10,817	11,846	(9)
Trading revenues	320	(1,344)	–	370	1,298	(71)
Other revenues	362	484	(25)	1,427	1,200	19
Net revenues	5,093	4,113	24	19,802	23,211	(15)
Provision for credit losses	68	121	(44)	216	276	(22)
Compensation and benefits	2,706	3,132	(14)	10,645	11,523	(8)
General and administrative expenses	3,855	2,803	38	9,458	8,614	10
Commission expenses	389	406	(4)	1,441	1,614	(11)
Goodwill impairment	0	3,797	(100)	0	3,797	(100)
Restructuring expenses	55	325	(83)	510	325	57
Total other operating expenses	4,299	7,331	(41)	11,409	14,350	(20)
Total operating expenses	7,005	10,463	(33)	22,054	25,873	(15)
Income/(loss) before taxes	(1,980)	(6,471)	(69)	(2,468)	(2,938)	(16)
Income tax expense/(benefit)	475	(619)	–	385	439	(12)
Net income/(loss)	(2,455)	(5,852)	(58)	(2,853)	(3,377)	(16)
Net income/(loss) attributable to noncontrolling interests	(3)	11	–	(6)	(7)	(14)
Net income/(loss) attributable to shareholders	(2,452)	(5,863)	(58)	(2,847)	(3,370)	(16)

Condensed consolidated balance sheets
end of	4Q16	4Q15	% change
Assets (CHF million)
Cash and due from banks	118,973	90,521	31
Interest-bearing deposits with banks	3,117	4,953	(37)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,128	123,436	9
Securities received as collateral	32,564	28,511	14
Trading assets	165,356	191,096	(13)
Investment securities	2,192	2,698	(19)
Other investments	6,488	6,787	(4)
Net loans	259,541	254,915	2
Premises and equipment	4,563	4,439	3
Goodwill	4,023	3,929	2
Other intangible assets	213	196	9
Brokerage receivables	33,429	34,540	(3)
Other assets	36,707	57,910	(37)
Total assets	802,294	803,931	0
Liabilities and equity (CHF million)
Due to banks	23,066	21,460	7
Customer deposits	344,578	331,700	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,016	46,598	(29)
Obligation to return securities received as collateral	32,564	28,511	14
Trading liabilities	44,951	49,054	(8)
Short-term borrowings	15,385	8,657	78
Long-term debt	187,325	192,094	(2)
Brokerage payables	39,852	39,452	1
Other liabilities	39,534	41,715	(5)
Total liabilities	760,271	759,241	0
Total shareholder's equity	40,954	43,406	(6)
Noncontrolling interests	1,069	1,284	(17)
Total equity	42,023	44,690	(6)

Total liabilities and equity	802,294	803,931	0
BIS statistics (Basel III)
end of	4Q16	4Q15	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	34,788	40,013	(13)
Tier 1 capital	46,393	50,570	(8)
Total eligible capital	53,314	60,242	(12)
Capital ratios (%)
CET1 ratio	13.2	13.9	–
Tier 1 ratio	17.6	17.6	–
Total capital ratio	20.2	21.0	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Swiss Universal Bank, financing vehicles of the Group and hedging activities relating to share-based compensation awards. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	2016	2015	2016	2015
Statements of operations (CHF million)
Net revenues	19,802	23,211	20,323	23,797
Total operating expenses	22,054	25,873	22,037	25,895
Income/(loss) before taxes	(2,468)	(2,938)	(1,966)	(2,422)
Net income/(loss)	(2,853)	(3,377)	(2,435)	(2,945)
Net income/(loss) attributable to shareholders	(2,847)	(3,370)	(2,438)	(2,944)
of which from continuing operations	(2,847)	(3,370)	(2,438)	(2,944)
Comparison of selected operations statement information
	Bank		Group
in	4Q16	4Q15	4Q16	4Q15
Statements of operations (CHF million)
Net revenues	5,093	4,113	5,181	4,210
Total operating expenses	7,005	10,463	7,009	10,518
Income/(loss) before taxes	(1,980)	(6,471)	(1,903)	(6,441)
Net income/(loss)	(2,455)	(5,852)	(2,345)	(5,814)
Net income/(loss) attributable to shareholders	(2,452)	(5,863)	(2,347)	(5,828)
of which from continuing operations	(2,452)	(5,863)	(2,347)	(5,828)

Comparison of selected balance sheet information
	Bank		Group
end of	4Q16	4Q15	4Q16	4Q15
Balance sheet statistics (CHF million)
Total assets	802,294	803,931	819,833	820,805
Total liabilities	760,271	759,241	777,250	775,787

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 4Q16

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: February 14, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer